UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Haynie, John H.
   2347 Westfield Road
   Charlotte, NC  28207
   USA
2. Issuer Name and Ticker or Trading Symbol
   Interstate/Johnson Lane, Inc.
   IJL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   January 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner ( ) Officer (give title below) (X) Other (specify below)
   Senior Managing Director of Interstate/Johnson Lane Corporation
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, $.20 par valu|N/A*  |Nt.1| |                  |   |           |8,448              |D     |N/A                        |
e                          |      |    | |                  |   |           |                   |      |                           |
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Common Stock, $.20 par valu|N/A*  |Nt.3| |                  |   |           |1,021              |D     |Restricted Stock           |
e                          |      |    | |                  |   |           |                   |      |                           |
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Common Stock, $.20 par valu|N/A*  |    | |                  |   |           |200                |I     |Held by wife               |
e                          |      |    | |                  |   |           |                   |      |                           |
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Common Stock, $.20 par valu|1/28/9|Nt.2| |164               |A  |           |4,564              |I     |Held by Trustee            |
e                          |8     |    | |                  |   |           |                   |      |                           |
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Common Stock, $.20 par valu|N/A*  |Nt.4| |                  |   |           |629                |D     |Restricted Stock           |
e                          |      |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Right to Buy          |*N/A    |Nt.5 |    | |N/A        |A  |Nt.5 |Nt.5 |Common Stk $|3,000  |       |            |D  |N/A         |
                      |        |     |    | |           |   |     |     |.20 par     |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
Nt.1-Acquired 1,003 shares of stock issued 10/24/95 with a 2-year vesting period.
Nt.2-Vested portion in Issuer's benefit plans and does not include shares accrued since 9/30/97.
Nt.3-Cash compensation deferred during fiscal year ended 9/30/96, purchased 1,021 shares 2-year restricted stock from Issuer at $9.27 per share.
Nt.4-Cash compensation deferred during fiscal year ended 9/30/97, purchased 629 shares 2-year restricted stock from Issuer at $17.15 per share.
Nt.5-Currently exercisable stock options granted
1/27/89.